Exhibit 99.5

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 23 September 2005 that on 23 August 2005 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 112,250 Ordinary Shares at a price of £1.5325 per share.

Following the disposal, 52,255,715 Ordinary Shares are currently held under the Trust. Francesco Caio, Rob Rowley, Charles Herlinger, Lord Robertson of Port Ellen, George Battersby and Harris Jones (all being directors of Cable and Wireless plc), in their capacity as members of the class of beneficiaries under the Trust, and Towers Perrin Share Plan Services (GSY) Limited, in their capacity as Trustees of the Trust, are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.